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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.     4     )*
                                          ----------


                        SHELBY WILLIAMS INDUSTRIES, INC.
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                                (Name of Issuer)

                           Common Stock $.05 par value
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                         (Title of Class of Securities)


                                  822135 10 9
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                                 (CUSIP Number)

Walter Roth, D'Ancona & Pflaum
30 North LaSalle Street, Suite 2900, Chicago, IL 60602  Tel.# (312) 580-2020
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                  April 2, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Page 1 of 5 pages

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                                  SCHEDULE 13D

CUSIP NO.  822135 10 9                                     PAGE  2  OF  5  PAGES
           ------------                                         ---    ---


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 (1) NAMES OF REPORTING PERSONS.  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS
         MANFRED STEINFELD

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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  / /
                                                                     (b)  /X/
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 (3) SEC USE ONLY

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 (4) SOURCE OF FUNDS*
    SC
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
    N/A
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 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
    USA
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NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                  1,000,646
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                        45,546
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                     1,000,646
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                        45,546
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,046,192
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(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   /X/

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.2
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
              IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1.  SECURITY AND ISSUER.

       This Amendment No. 4 to Schedule 13D relates to the shares of common stock, $.05 par value of Shelby Williams Industries, Inc. (the "Company"). The address of the principal executive offices of the Company is Suite 11-111, Merchandise Mart, Chicago, Illinois 60654.


ITEM 2.  IDENTITY AND BACKGROUND.

       (a)     Manfred Steinfeld ("Steinfeld").

       (b)     Suite 11-111, Merchandise Mart, Chicago, Illinois 60654.

       (c) Steinfeld is Chairman of the Executive Committee of the Company, whose principal business is the designing, manufacturing, and distribution of products for the contract furniture business.

       (d) During the last five years, Steinfeld has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the last five years, Steinfeld has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)     Steinfeld is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The funds used for the purchase reported herein (see Item 5(c) below) were contributed to the Company's ESOP described below from the Company's working capital and were not borrowed. The total amount of such funds was $68,750.

ITEM 4.  PURPOSE OF TRANSACTION.

       The purchase reported herein was made by the ESOP pursuant to the Company's contribution to the ESOP. Steinfeld, individually and as trustee, may, in the future, purchase additional shares of the Company's common stock or dispose of such shares by sale, gift or otherwise. Steinfeld has no present plans or proposals which relate to or would result in any actions listed in paragraphs (a) through (j) of Item 4 of Steinfeld's original Schedule 13D. Steinfeld reserves the right to adopt any such plans or proposals in the future.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) Steinfeld owns beneficially 1,046,192 shares (11.2%) of the Company's outstanding common stock, consisting of the following: (i) 1,000,646 shares owned by Steinfeld; (ii) 488 shares owned by The Steinfeld Foundation, an Illinois not-for-profit corporation with three directors; and (iii) 45,058 shares held by Steinfeld as one of four trustees of the Company's Employee Stock Ownership Plan ("ESOP"). Steinfeld disclaims beneficial ownership of the shares listed in (ii) and (iii) of the preceding sentence. The figures in this paragraph exclude 25,054 shares owned by Fern Steinfeld (wife of Steinfeld), as to which Steinfeld disclaims beneficial ownership pursuant to Rule 13d-4.

       (b) Steinfeld has sole power to vote and dispose of 1,000,646 shares; shared voting and investment power with Fern Steinfeld and Paul N. Steinfeld (son of Steinfeld) as to 488 shares owned by The Steinfeld Foundation, of which Steinfeld, Fern Steinfeld and Paul N. Steinfeld are trustees; and shared voting and investment power with Paul N. Steinfeld, Robert P. Coulter and Sam Ferrell, trustees, as to the 45,058 shares held by the trustees of the ESOP described in paragraph (a) above. The business address of Fern Steinfeld is the same as Steinfeld, and her present principal occupation is housewife. The business address of each of Paul N. Steinfeld, Robert P. Coulter and Sam Ferrell is Shelby Williams Industries, Inc., 150 Shelby Williams Drive, Morristown, Tennessee 37813, and the present principal occupation of each such person is as an executive officer of the Company. All of the persons identified in this paragraph are citizens of the United States of America and none has been involved during the last five years in any of the matters described in Item 2(d) or (e).

       (c) Since February 1, 1997, the ESOP purchased 50,000 shares of the Company's common stock as follows:

                           NUMBER OF SHARES                   PRICE
            DATE              PURCHASED                     PER SHARE
          --------            ---------                     ---------

          4/2/96                 5,000                        $13.75


       The purchase by the ESOP was made from underwriters in an underwritten public offering of the Company's stock (SEC Reg. No. 333-22741).

       Since February 1, 1997, the following dispositions of Company stock were made:

       (i) On February 3, 1997, Steinfeld disposed of 64,000 shares of the Company's common stock by gift.

       (ii) On April 2, 1997, Steinfeld sold 1,100,000 shares of the Company's common stock to underwriters at a price of $13.00 per share.

       (ii) On April 2, 1997, The Fern and Manfred Steinfeld Charitable Remainder Trust UTA 10/17/95 (the "CRT") sold 331,000 shares of the Company's common stock to underwriters at a price of $13.00 per share. Steinfeld is settlor and a trustee of


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               the CRT with sole power as trustee to vote and dispose of the shares sold by the CRT; Fern Steinfeld is the other trustee of the CRT.

       (iv) On April 7, 1997, Steinfeld sold 50,000 shares of the Company's common stock at a price of $13.00 per share to underwriters exercising a portion of an over-allotment option.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       The sales to underwriters described above were pursuant to an underwriting agreement dated March 26, 1997, among the Company, Steinfeld and the CRT as selling stockholders and the underwriters, a copy of which agreement is attached as Exhibit 1 hereto.

       By letter agreement dated March 4, 1997, a copy of which letter agreement is attached as Exhibit 2 hereto, Steinfeld and the other executive officers of the Company agreed that they will not, without the prior written approval of Lazard Freres & Co. LLC, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase, or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of an option to purchase or other sale or disposition) of any shares of capital stock of the Company, or any securities convertible into, or exchangeable or exercisable for, shares of capital stock of the Company for a period of 180 days following the date of the Prospectus relating to the underwritten offering referred to herein. The date of said Prospectus is March 26, 1997.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 1 - Underwriting agreement dated March 26, 1997.

       Exhibit 2 - Letter agreement dated March 4, 1997.

SIGNATURE.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 8, 1996                                   s/  Manfred Steinfeld
                                                   -----------------------------
                                                           Manfred Steinfeld


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